a2a
energie in comune

RECEIVED
2008 JUN 17 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046359

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

June 12, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

dlw 6/22

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 6.2008

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Brescia, 12 June 2009 – The Supervisory Board of A2A S.p.A met with the Chairman, Graziano Tarantini for the first time ever today.

During the meeting, Luigi Zampaglione of the Notary College in Brescia was appointed as the new Secretary. This was followed by the official placement of all Directors after all formal verifications as by regulations.

With the aim of streamlining the organization, as previously expressed by the Shareholders' Meeting, the Committees which report to the Superviory Board were reduced from six to four.

The Board then nominated the Appointment Committee and the Remuneration Committee.

The Appointment Committee consists of: Graziano Tarantini – President, Rosario Bifulco – Vice Chairman, Giorgio Maria Filiberto Sommariva and Enrico Mattinzoli.

The Remuneration Committee consists of: Gianni Castelli – President, Franco Tamburini – Vice President, Giambattista Brivio and Massimo Perona.

During the next meeting scheduled on 22 June, the Board will appoint the members of the other two committees, the Internal Control Committee and the Corporate Gift Committee.

For further information:
Communications and External Relations – Press Office
Tel. 02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. 02 7720.3879 - ir@a2a.eu
www.a2a.eu